Exhibit 99.9

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, May 21, 2010
Board of Directors Meeting on May 21, 2010

Christophe de Margerie appointed Chairman and CEO of Total
Thierry Desmarest appointed Honorary Chairman of Total
On May 21, 2010, the Board of Directors of Total appointed Christophe de Margerie as Chairman of the Board of Directors, replacing Thierry Desmarest. Christophe de Margerie thus becomes Chairman and CEO of Total.
On behalf of the Board of Directors, Christophe de Margerie praised Thierry Desmarest and thanked him for his service as head of the Group: “Under the management of Thierry Desmarest, Total experienced remarkable growth and became one of the largest oil companies in the world. The support and trust he has always shown me have facilitated a smooth transition of leadership for France’s largest industrial company.”
Thierry Desmarest, who remains a member of the Total’s Board and Chairman of the Total Foundation, was appointed Honorary Chairman of the Company. He stated: “For fifteen years, Christophe de Margerie and I have worked to build a global group with a strong culture and high ambitions. It is now his task to lead the Group and continue its expansion and profitable growth. I am certain he will do so with determination and success”.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com